Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
For the period ended 31 March 2011 and 2010
(unaudited, RMB and US$ expressed in thousands, except per share data)

	31 March 2011		31 March 2010
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue, net	4,232,343	645,528	5,069,558	773,223
Cost of goods sold	3,288,199	501,525	4,044,390	616,861

Gross profit	944,144	144,003	1,025,168	156,362
Other income	(19,358)	(2,953)	(18,573)	(2,833)
Research & development costs	77,997	11,896	67,300	10,265
Selling, general and administrative expenses	457,032	69,708	507,746	77,443

Operating profit	428,473	65,352	468,695	71,487
Finance cost	47,367	7,224	38,991	5,947
Share of profit of associates	(344)	(52)	(48)	(7)
Share of loss of joint ventures	17,756	2,708	7,780	1,187

Profit before tax	363,694	55,472	421,972	64,360
Income tax expense	62,193	9,486	64,637	9,858

Profit for the period	301,501	45,986	357,335	54,502

Attributable to:
Owners of the Parent	230,467	35,152	271,794	41,455
Non-controlling interests	71,034	10,834	85,541	13,047

	301,501	45,986	357,335	54,502

Net earnings per common share	6.18	0.94	7.29	1.11

CHINA YUCHAI INTERNATIONAL LIMITED
Selected Unaudited Consolidated Balance Sheet Items
(RMB and US$ amounts expressed in thousands)

	As of
	December 31,
	2010	As of March 31, 2011
	RMB ’000	RMB ’000	US$ ’000
	(audited)	(unaudited)	(unaudited)
Cash and cash equivalents	4,060,990	4,244,280	647,349
Trade and bills receivable, net	4,234,475	5,623,093	857,649
Inventories, net	2,632,860	2,762,996	421,420
Current assets	11,380,903	13,203,209	2,013,789
Total assets	16,246,263	18,072,520	2,756,470
Trade and bills payable	5,699,334	6,502,806	991,826
Short-term and long-term interest bearing loans and borrowings	625,393	1,483,248	226,229
Equity attributable to owners of the Parent	5,097,947	5,325,226	812,218
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